                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)


                              INVACARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   461203 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 6


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

                                                                         ----------------------------------------
CUSIP NO.              461203 10 1                       13G             PAGE       2      OF      6      PAGES
                                                                              ------------    -----------
                   ---------------------                                 ----------------------------------------


--------- ------------------------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Joseph B. Richey, II
--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [   ]
                                                                                   (b) [   ]

          Not Applicable
--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      3   SEC USE ONLY



--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------- ------------------------------------------------------------------------------------------------
------------------------------ ----------- ---------------------------------------------------------------
NUMBER OF                             5    SOLE VOTING POWER
SHARES
BENEFICIALLY                               1,121,580
OWNED                          ----------- ---------------------------------------------------------------
BY EACH                        ----------- ---------------------------------------------------------------
REPORTING                             6    SHARED VOTING POWER
PERSON
WITH:                                      25,143
                               ----------- ---------------------------------------------------------------
                               ----------- ---------------------------------------------------------------
                                      7    SOLE DISPOSITIVE POWER

                                           1,121,580
                               ----------- ---------------------------------------------------------------
                               ----------- ---------------------------------------------------------------
                                      8    SHARED DISPOSITIVE POWER

                                           25,143
------------------------------ ----------- ---------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          1,146,723
--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES

          Not Applicable
--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.0%
--------- ------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON*

          IN
--------- ------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                              INVACARE CORPORATION
                              --------------------

                      Schedule 13G of Joseph B. Richey, II


ITEM 1(A).        NAME OF ISSUER:

                           Invacare Corporation


ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           899 Cleveland Street, Elyria, Ohio 44035


ITEM 2(A).        NAME OF PERSON FILING:

                           Joseph B. Richey, II


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           899 Cleveland Street, Elyria, Ohio 44035


ITEM 2(C).        CITIZENSHIP:

                           United States


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Shares


ITEM 2(E).        CUSIP NUMBER:

                           461203 10 1


ITEM 3.

                           Not Applicable

                                 Page 3 of 6
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ITEM 4.  OWNERSHIP.

                  (a)      Amount beneficially owned:
                           1,121,580  Common Shares (1)(2)(3)
                  (b)      Percent of class:
                               4.0%(3)
                  (c)      Number of shares as to which such person has:
                           (i) Sole power to vote or to direct the vote 1,121,580(1)
                           (ii) Shared power to vote or to direct the vote 25,143(2)
                           (iii) Sole power to dispose or to direct the disposition of 1,121,580(1)
                           (iv) Shared power to dispose or to direct the disposition of 25,143(2)

(1) Includes (a) 285,670 Common Shares issuable upon exercise of options and (b) 360,262 Class B Common Shares. Each Class B Common Share is convertible at any time into one Common Share.
(2) Includes (a) 5,373 Common Shares and 3,760 Class B Common Shares owned by Trustee for Stock Bonus Plan and (b) 16,000 Class B Common Shares held by custodian for reporting person's Individual Retirement Account.
(3) Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not Applicable

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable


ITEM 10. CERTIFICATION.

                           Not Applicable



                                 Page 5 of 6
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997
---------------------------------------------------------
Date

/s/  Joseph B. Richey, II
---------------------------------------------------------
Signature

Joseph B. Richey, II
---------------------------------------------------------
Name


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